Exhibit 99.1

Enerplus to Present at Peters & Co. Limited 2013 North American Oil & Gas Conference - Toronto

CALGARY, Sept. 4, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & CEO, will provide an update on Enerplus' activities via a presentation at the Peters & Co. Limited 2013 North American Oil & Gas Conference in Toronto on Tuesday, September 10, 2013 at 8:40 AM ET (6:40 AM MT). Investors are invited to listen to a live webcast of the discussion at:

http://www.newswire.ca/en/webcast/detail/1216491/1335317

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics.  We are focused on creating value for our investors through the successful development of our properties.  Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

CO: Enerplus Corporation

CNW 06:00e 04-SEP-13